


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
192
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 1-11607

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

George Johnson & Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 27, 2005

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands)	December 31 2004	December 31 2003
ASSETS		
Investments, at fair value:		
Investment in DTE Energy Master Plan Trust (Note 4)	**$ 864,182**	$ 791,759
Total Investments	**864,182**	791,759
Receivables:		
Employer contributions	**646**	667
Participant contributions	**1,193**	1,230
Total Receivables	**1,839**	1,897
NET ASSETS AVAILABLE FOR BENEFITS	**$ 866,021**	$ 793,656

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

(Thousands)	DTE ENERGY STOCK FUND	TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment Income:		
Net appreciation in fair value of investments in the DTE Energy Master Plan Trust	$15,489	$64,033
Dividends and interest	5,759	17,111
Interest on loans to Participants	123	1,037
	21,371	82,181
Contributions:		
Employer	20,702	20,702
Participants	2,554	39,404
	23,256	60,106
Total Additions	44,627	142,287
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(12,188)	(61,033)
Administrative fees	(6)	(21)
Transfers from loan fund (net)	(45)	-
Transfers of assets among sponsored plans (net)	(20,021)	(8,868)
Total Deductions	(32,260)	(69,922)
NET INCREASE	12,367	72,365
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	167,121	793,656
End of year	$179,488	$866,021

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the DTE Energy Company Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. Employees of the Detroit Edison Company, Michigan Consolidated Gas Company (MichCon), DTE Enterprises, Inc., Citizens Gas Fuel Company (Citizens Gas), (Company or Companies) and the DTE Energy Company nonregulated affiliates (Participating Affiliates), excluding employees of Detroit Edison Company, Michigan Consolidated Gas Company, Midwest Energy Resources Company and certain employees of Participating Affiliates who are represented by collective bargaining agreements, are eligible to participate in the Plan (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan has three distinct subdivisions, which originate from the merger of former plans. These subdivisions are generally referred to as The Detroit Edison Plan, The MCN Plan, and The Citizens Plan. Participation on the subdivisions may be dependent upon the Participant's pension benefit elections.

The Detroit Edison Plan benefits the following group of participants:

- Detroit Edison non-represented employees;
- MichCon, DTE Enterprises, Inc. and Citizens Gas non-represented employees who elected the New Horizon Cash Balance pension plan in 2002;
- Non-represented employees of Participating Affiliates and represented employees of Participating Affiliates who are not represented by Local 223 of the Utility Workers Union of America; and
- Non-represented employees of MichCon, DTE Enterprises, Inc. and Citizens Gas hired on or after August 1, 2001.

The MCN Plan benefits the following group of participants:

- MichCon and DTE Enterprises, Inc. non-represented employees who did not elect the New Horizon Cash Balance pension plan in 2002, and who participate in the MCN Traditional pension plan, or the MCN Cash Balance pension plan.

The Citizens Gas Plan benefits the following group of participants:

- Citizens Gas non-represented employees hired prior to August 1, 2001 who did not elect the new Horizon Cash Balance pension in 2002.

The Investment Committee is responsible for the investment aspects of the Plan and the Benefit Plan Administration Committee (BPAC) is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contribution), post-tax (Employee Contribution) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Employees may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contribution, Employee Contribution, and Catch-Up Contribution (if applicable) basis, after required withholdings and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Detroit Edison Plan or MCN Plan Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. Participants in the Citizens Plan will automatically stop when they reach the maximum amount permitted by the IRC. If a Participant's total annual additions (Tax Deferred Contributions, Employee Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant's contributions will be stopped or refunded, as applicable.

For the Detroit Edison Plan, the Company Contribution is 100% of the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions and 50% of the next 4% of the aggregate of Employee Contributions and Tax Deferred Contributions. There is no Company Contribution for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8% of basic compensation.

For the MCN Plan, the Company Contribution is 100% up to the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions for individuals who have attained one year of service. For Participants who have completed at least nine years of service the Company Contribution is increased to 5% and for Participants with 23 or more years of service the Company Contribution is increased to 6%. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Common Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

The Company Contribution for individuals who have attained two years of service and for Citizens Plan Participants is limited to 100% up to the first 5% of Tax Deferred Contributions. For Participants who have completed 20 years of service, the Company Contribution is increased to 5.5% of Tax Deferred Contributions, as long as the Participant's Tax Deferred Contributions are at least 6%. Catch-Up Contributions are not eligible for Company Contributions.

While the Company and Participating Affiliates have made their contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.

Participant Accounts

Each Participant's account is credited with the Participant's contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined.

Vesting

Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions, Company Contributions and Direct Rollover Contributions are vested at all times.

Investment Options

Participants may elect to have their Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds, with the exception that Citizens Plan Participants may not invest their Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions in the DTE Energy Stock Fund.

For the Detroit Edison Plan, prior to March 1, 2003, Company Contributions on the first 4% of Employee Contributions and Tax Deferred Contributions in the aggregate were required to be invested in the DTE Energy Common Stock Fund until matured (Company matching contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan). Company Contributions in excess of this amount were invested utilizing a Participant's current contribution investment allocation. Effective March 1, 2003, the Detroit Edison Plan invests 100% of the Company Contributions in the DTE Energy Stock Fund, where the Company Contributions on the first 4% of Employee Contributions must remain until matured. Company Contributions in excess of this amount may be redirected to another investment fund at any time.

For the MCN Plan, prior to March 1, 2003, 60% of all Company Contributions were allocated to the DTE Energy Stock Fund, which can be redirected to any of the other available investment options after one full calendar year following the year the contribution was made. The remaining 40% of Company Contributions were invested according to a Participant's investment elections. Effective March 1, 2003, 60% of the Company Contributions are made in restricted DTE Energy common stock and the remaining 40% are made in unrestricted DTE Energy common stock. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock may be redirected to another investment fund at any time.

Company Contributions for the Citizens Plan are invested 100% in the DTE Energy Stock Fund which may be redirected at any time to any of the investment options offered under the Plan.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. The Citizen Gas Plan does not include ESOP provisions; therefore these participants are exempt from these provisions. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP may be paid out in cash to each Participant within 90 days of the end of the previous Plan year.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed on the Statement of Changes in Net Assets Available for Benefits.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 ½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Tax Deferred Contributions, Employee Contributions (if applicable), Catch-Up Contributions and Direct Rollover Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two. Prior to January 1, 2004, Participants in the Detroit Edison Plan could have up to five outstanding loans. If a Detroit Edison Plan Participant had more than two outstanding loans as of December 31, 2003, the Participant will not be permitted to make another loan until the Participant's total outstanding loans is less than two. Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participant's Account at the time the loan is made, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 25 years, at the prime interest rate plus 1%, updated monthly. Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Subsequent Changes in Plan Provisions

In 2005, the Company negotiated new contracts with certain unions. The provisions of these new contracts modified certain provisions of the Plan with respect to the employees covered by these unions. The Company's management intends to amend the Plan to incorporate these changes in Plan provisions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value is included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Participating Affiliates

Other affiliated companies of DTE Energy Company may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - FEDERAL INCOME TAX STATUS

On May 13, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions, Catch-Up Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan administrator and the Plan's legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. Four Participants in 2004 and three Participants in 2003 had excess contributions that were corrected within the required time period under the IRC.

NOTE 4 – THE DTE ENERGY MASTER PLAN TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was merged with the MCN Energy Group Defined Contribution Plans Master Trust and renamed The DTE Energy Master Plan Trust (Master Trust). The trust agreement appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Master Trust consists of certain commingled assets of the Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the MichCon Investment and Stock Ownership Plan.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 63% at both December 31, 2004 and 2003). The Plan's allocated portion of the investments is equal to the fair value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

A summary of the Master Trust assets as of December 31, 2004 and 2003 is as follows:

(Thousands)		2004		2003
Investments, at fair value				
DTE Energy Stock Fund	$	**314,862**	$	302,096
Registered investment companies		**1,021,484**		924,703
Loans due from Participants		**32,158**		31,614
Other assets in transit		**175**		790
Total investments	**$**	**1,368,679**	$	1,259,203
Assets held in Master Trust	**$**	**1,368,679**	$	1,259,203

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2004:

(Thousands)		
Interest, dividend and other income on investments	**$**	**28,540**
Net appreciation in registered investment companies		**74,111**
Net appreciation in DTE Energy Stock fund		**27,175**
Total investment gain	**$**	**129,826**

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY
SAVINGS AND STOCK OWNERSHIP PLAN



Larry E. Steward
Vice President Human Resources

July 5, 2005

EXHIBIT INDEX

Number	
23-A	Consent of Independent Registered Public Accounting Firm – George Johnson & Company

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23-A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 28, 2005

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated May 27, 2005, with respect to the statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the DTE Energy Company Savings and Stock Ownership Plan. This filing is being filed for the purpose of amending the Annual Report on Form 11-K, which was filed on June 16, 2005. The Annual Report on Form 11-K is hearby being withdrawn and has been replaced with the amended Annual Report on Form 11-K/A.



CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan